Exhibit 4.32
November 16, 2005	OFFER TO RENEW
Nevada Geothermal Power Inc. Suite 900 — 409 Granville Street Vancouver, BC V5C 1T2		Dodwell Realty

Dear Mr. Brian Fairbanks,

Reference:

Suite 900 — 409 Granville Street, Vancouver, BC

Further to our conversation, we confirm that Nevada Geothermal Power Inc. (the “Tenant”) hereby offers to enter into an Agreement to renew the lease and reduce the area of the premises with United Kingdom.  Building Limited (the “Landlord”) upon the following terms and conditions.

Premises:	Suite 900, being 1,664 square feet
Term:	Five (5) years and six (6) months, commencing November 1, 2005 and expiring on May 31, 2011
Minimum Rent:	From November 1, 2005 to May 31, 2006 $12.00 per square foot per annum. From June 1, 2006 to May 31, 2011, $13.00 per square foot per annum.
Rent Abatement:	The Landlord shall abate Minimum Rent for the month of January 2006. The Tenant shall be responsible for Operation Costs and Property Taxes for this period.
Landlord's Improvements:	The Landlord agrees to complete the following improvements to the Premises at the Landlord's expense. -Install base building carpet. -Paint walls.

All other terms and conditions are as per existing lease.

The Landlord shall prepare and deliver to the Tenant, and the Tenant shall forthwith execute and deliver to the Landlord, the Landlord's standard form of Lease Amending Agreement, which shall incorporate the terms and conditions outlined in this Offer to Renew. All other terms and conditions shall be same as the existing Lease.

Dodwell Realty Ltd. 1166 Alberni Street, Suite 1701, Vancouver, BC, Canada WE 323 Tel: 604-689-0603 Fax: 604-688-3245 www.dodwell.bc.ca

The Tenant acknowledges that Dodwell Realty Ltd. and David D. Kristen are acting on the sole behalf of the Landlord and that this Offer to Renew is subject to the Landlord's approval.  Execution and delivery of this Offer to Renew by the parties will constitute a binding and enforceable contract, and, until such time as the Lease Amending Agreement is fully executed by the parties hereto, the Tenant shall be bound by the provisions of this Offer to Renew as if the Lease Amending Agreement had been fully executed by the parties hereto, and the terms thereof incorporated into the Lease Amending Agreement. The parties expressly acknowledge and agree that this Offer to Renew is not to be construed as an agreement to agree or in any other manner that might render this Offer to Renew, or any provision herein, unenforceable. This Offer to Renew, once accepted, will enure to the benefit and be binding upon the parties and their respective successors and permitted assigns.

The Landlord and Tenant acknowledge that the terms and conditions outlined in this Offer to Lease are highly confidential and provided strictly for the purpose of establishing tenancy. Any disclosure of the information contained herein will result in a material breach of this Offer to Lease and the Lease, and the Landlord may seek all remedies available to is under law

All terms and conditions are subject to Landlord's approval.

This Offer to Renew is open for acceptance by the parties until 5:00 pm, Vancouver time, on the seventh business day following the date of this Offer to Renew, and thereafter, if not accepted by the parties, shall be null and void.

Yours truly,

DODWELL REALTY LTD.

/s/ Dave Kristen

Dave Kristen

Dodwell

DATED at Vancouver, BC, this 23rd day of November, 2005.

NEVADA GEOTHERMAL POWER INC.

(TENANT)

Per:	/s/ Brian D. Fairbank

Authorized Signatory

We hereby accept this Offer and agree to be bound by the terms and conditions contained herein.

DATED at Vancouver, BC, this 24th day of November, 2005.

UNITED KINGDOM BUILDING LIMITED

(LANDLORD)

Per:	/s/

Authorized Signatory

m:luk buddinglleasing4offer to lease1900-nevada geotherma11900- nevada geothermal power inc..doc